Exhibit 99.1

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2025

Gold Royalty Corp.

Condensed Interim Consolidated Statements of Financial Position

(Unaudited, expressed in thousands of United States dollars unless otherwise stated)

		As at	As at
		June 30, 2025	December 31, 2024
	Notes	($)	($)
Assets
Current assets
Cash and cash equivalents		3,054	2,267
Short-term investments		180	214
Accounts receivable		1,976	1,663
Prepaids and other receivables		1,988	1,727
		7,198	5,871

Non-current assets
Royalties, streaming and other mineral interests	4	719,201	717,780
Long-term investment	5	1,469	1,390
Investment in associate		1,424	1,495
Gold-linked loan	6	10,753	10,739
Other long-term assets		201	240
		733,048	731,644

		740,246	737,515

Liabilities
Current Liabilities
Accounts payable and accrued liabilities		4,628	3,859
		4,628	3,859

Non-current liabilities
Non-current portion of lease obligation		145	181
Bank loan	7	25,940	24,920
Convertible debentures	8	26,085	24,898
Embedded derivative	9	1,029	1,309
Deferred income tax liability		124,018	124,045
		177,217	175,353

		181,845	179,212

Equity
Issued capital	10	596,874	595,811
Reserves	10	36,635	35,684
Accumulated deficit		(75,304)	(73,227)
Accumulated other comprehensive income		196	35
		558,401	558,303

		740,246	737,515

Subsequent events (Note 17)

Approved by the Board of Directors:

/s/ Ken Robertson	/s/ Warren Gilman
Ken Robertson Director	Warren Gilman Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements

Gold Royalty Corp.

Condensed Interim Consolidated Statements of Loss and Comprehensive Loss

(Unaudited, expressed in thousands of United States dollars unless otherwise stated)

		For the three months ended June 30		For the six months ended June 30
		2025	2024	2025	2024
	Notes	($)	($)	($)	($)
Revenue
Revenue	11	3,823	1,794	6,961	4,688
Cost of sales
Cost of sales excluding depletion	4	(268)	—	(413)	—
Depletion	4	(418)	(425)	(509)	(945)
Gross profit		3,137	1,369	6,039	3,743

Other operating income/(expenses)
General and administrative costs	12	(1,841)	(1,661)	(3,662)	(3,922)
Project evaluation costs	12	—	(13)	(18)	(32)
Share of gain/(loss) in associate		(50)	152	(80)	100
Dilution gain/(loss) in associate		(73)	—	(73)	9
Share-based compensation	12	(650)	(459)	(1,342)	(1,054)
Operating income/(loss) for the period		523	(612)	864	(1,156)

Other items
Change in fair value of gold-linked loan	6	425	311	715	950
Change in fair value of short-term investments		47	(52)	(27)	49
Change in fair value of embedded derivative	9	180	179	280	370
Foreign exchange gain		(81)	(100)	(52)	(13)
Finance costs	13	(2,236)	(1,905)	(4,441)	(3,689)
Loan modification gain	7	—	—	693	310
Other income/(expense)		(27)	38	(18)	59
Net loss before income taxes for the period		(1,169)	(2,141)	(1,986)	(3,120)
Current tax expense		(47)	(30)	(118)	(819)
Deferred tax recovery/(expense)		387	(65)	27	298
Net loss after income taxes for the period		(829)	(2,236)	(2,077)	(3,641)

Other comprehensive income
Item that may be reclassified subsequently to net income:
Foreign currency translation differences		161	(141)	161	(178)
Total comprehensive loss for the period		(668)	(2,377)	(1,916)	(3,819)

Net loss per share, basic and diluted		(0.00)	(0.01)	(0.01)	(0.02)

Weighted average number of common shares outstanding, basic and diluted		170,553,644	153,412,808	170,407,047	149,595,753

The accompanying notes are an integral part of these condensed interim consolidated financial statements

Gold Royalty Corp.

Condensed Interim Consolidated Statements of Changes in Equity

(Unaudited, expressed in thousands of United States dollars unless otherwise stated)

	Notes	Number of Common Shares	Issued Capital ($)	Reserves ($)	Accumulated Deficit ($)	Accumulated Other Comprehensive Income ($)	Total ($)
Balance at December 31, 2023		145,669,046	556,177	34,226	(69,816)	363	520,950
GRC Shares issued upon vesting of restricted share units		73,105	303	(303)	—	—	—
GRC Shares issued for interest payment of convertible debentures		332,070	550	—	—	—	550
GRC Shares issued for marketing services		8,000	12	—	—		12
GRC Shares issued upon exercise of share options - Golden Valley Abitibi Royalties Ltd.		21,581	224	(224)			—
Share-based compensation - share options		—	—	122	—	—	122
Share-based compensation - restricted share units		—	—	920	—	—	920
Stream acquisition:
GRC Shares issued to acquire streams		2,906,977	5,000	—	—	—	5,000
Issuance cost		—	(31)	—	—	—	(31)
Bought deal offering:
GRC Shares and Warrants issued for cash		20,058,300	33,497	1,003	—	—	34,500
Issuance cost		—	(2,264)	—	—	—	(2,264)
Net loss for the period		—	—	—	(3,641)	(178)	(3,819)
Balance at June 30, 2024		169,069,079	593,468	35,744	(73,457)	185	555,940

	Notes	Number of Common Shares	Issued Capital ($)	Reserves ($)	Accumulated Deficit ($)	Accumulated Other Comprehensive Income ($)	Total ($)
Balance at December 31, 2024		170,205,124	595,811	35,684	(73,227)	35	558,303
GRC Shares issued upon vesting of restricted share units	10	69,783	287	(287)	—	—	—
GRC Shares issued for interest payment of convertible debentures	10	398,333	600	—	—	—	600
GRC Shares issued upon exercise of share options - Golden Valley Abitibi Royalties Ltd.	10	36,170	176	(104)	—	—	72
Share-based compensation - share options	10	—	—	441	—	—	441
Share-based compensation - restricted share units	10	—	—	901	—	—	901
Net loss for the period		—	—	—	(2,077)	161	(1,916)
Balance at June 30, 2025		170,709,410	596,874	36,635	(75,304)	196	558,401

The accompanying notes are an integral part of these condensed interim consolidated financial statements

Gold Royalty Corp.

Condensed Interim Consolidated Statements of Cash Flows

(Unaudited, expressed in thousands of United States dollars unless otherwise stated)

	For the three months ended June 30		For the six months ended June 30
	2025	2024	2025	2024
	($)	($)	($)	($)
Operating activities
Net loss for the period	(829)	(2,236)	(2,077)	(3,641)
Items not involving cash:
Depreciation	20	19	39	39
Depletion	418	425	509	945
Finance costs	2,236	1,905	4,441	3,689
Other (income)/expense	27	(38)	18	(59)
Share-based compensation	650	459	1,342	1,054
Change in fair value of short-term investments	(47)	52	27	(49)
Change in fair value of embedded derivative	(180)	(179)	(280)	(370)
Loan modification gain	—	—	(693)	(310)
Change in fair value of gold-linked loan	(425)	(311)	(715)	(950)
Share of loss in associate	50	(152)	80	(100)
Dilution (gain)/loss in associate	73	—	73	(9)
Deferred tax (recovery)/expense	(387)	65	(27)	(298)
Unrealized foreign exchange gain	85	50	60	(38)
Operating cash flows before movements in working capital	1,691	59	2,797	(97)
Net changes in non-cash working capital items:
Accounts receivables	(779)	868	(313)	(114)
Interest income credited against gold-linked loan	375	258	701	499
Prepaids and other receivables	(188)	355	(158)	470
Accounts payable and accrued liabilities	(30)	(553)	529	565
Cash provided by operating activities	1,069	987	3,556	1,323

Investing activities
Interest received	7	38	16	59
Investment in royalties, streaming and other mineral interests	—	(45,623)	(2,209)	(45,646)
Proceeds on disposition of short-term investments	7	123	7	123
Land agreements proceeds credited against other mineral interests	214	155	327	1,205
Cash provided by/(used in) investing activities	228	(45,307)	(1,859)	(44,259)

Financing activities
Proceeds from issuance of common shares	72	32,236	72	32,236
Net proceeds from bank loan/(payment of bank transaction costs)	—	14,853	1,835	14,716
Interest paid	(1,504)	(970)	(2,769)	(1,831)
Payment of lease obligations	(25)	(24)	(48)	(44)
Cash provided by/(used in) financing activities	(1,457)	46,095	(910)	45,077

Net increase/(decrease) in cash	(160)	1,775	787	2,141
Cash and cash equivalents
Beginning of period	3,214	1,809	2,267	1,443
End of period	3,054	3,584	3,054	3,584

The accompanying notes are an integral part of these condensed interim consolidated financial statements

Gold Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in thousands of United States dollars unless otherwise stated)

1. Corporate information

Gold Royalty Corp. ("GRC" or the "Company") is a company incorporated in Canada on June 23, 2020 and domiciled in Canada. GRC is principally engaged in acquiring gold-focused royalty and mineral stream interests. The registered office of the Company is located at 1000 Cathedral Place, 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2, Canada. The principal address of the Company is located at 1830 – 1188 West Georgia Street Vancouver, BC, V6E 4A2, Canada.

The Company's common shares (the "GRC Shares") and common share purchase warrants ("Warrants") are listed on the NYSE American under the symbols "GROY" and "GROY-WT", respectively.

2. Basis of preparation and Significant accounting policies

2.1 Statement of compliance

The Company's condensed interim consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board ("IFRS" or "IFRS Accounting Standards") applicable to the presentation of interim financial statements including International Accounting Standard 34, Interim Financial Reporting. The condensed interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements for the year ended December 31, 2024.

These condensed interim consolidated financial statements were authorized for issue by the Company's board of directors (the "Board") on August 6, 2025.

2.2 Basis of presentation

The Company's condensed interim consolidated financial statements have been prepared on a historical cost basis except for financial instruments that have been measured at fair value. The Company's condensed interim consolidated financial statements are presented in United States dollars ("U.S. dollar", "$" or "dollar"). All values are rounded to the nearest thousand except where otherwise indicated.

The accounting policies applied in the preparation of these condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company's annual financial statements for the year ended December 31, 2024. The Company's interim results are not necessarily indicative of its results for a full year.

The condensed interim consolidated financial statements include the financial statements of Gold Royalty Corp. and its wholly-owned subsidiaries:

			% Equity Interest as at
Name of subsidiary	Country of Incorporation	Functional Currency	June 30, 2025	December 31, 2024
Ely Gold Royalties Inc.	Canada	U.S. dollar	100%	100%
Nevada Select Royalty, Inc.	USA	U.S. dollar	100%	100%
Ren Royalties LLC	USA	U.S. dollar	100%	100%
VEK Associates	USA	U.S. dollar	100%	100%
Gold Royalty Holdings Ltd.	Canada	U.S. dollar	100%	100%
Groyco Mex. S.A. de C.V.	Mexico	U.S. dollar	100%	100%

All subsidiaries are consolidated from the date the Company obtained control until the date that its control ceases. Control is achieved when the Company is exposed to, or has rights to, variable returns from the subsidiaries and has the ability to affect those returns through its power over the entity. All inter-company transactions, balances, income and expenses are eliminated through the consolidation process. The accounts of all subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.

3. IFRS Pronouncement

3.1 Amendments to IFRS 9 and IFRS 7 – Amendments to the Classification and Measurement of Financial Instruments

In May 2024, the IASB issued Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7). These amendments updated classification and measurement requirements in IFRS 9 Financial Instruments and related disclosure requirements in IFRS 7 Financial Instruments: Disclosures. The IASB clarified the recognition and derecognition date of certain financial assets and liabilities, and amended the requirements related to settling financial liabilities using an electronic payment system. It also clarified how to assess the contractual cash flow characteristics of financial assets in determining whether they meet the solely payments of principal and interest criterion, including financial assets that have environmental, social and corporate governance (ESG)-linked features and other similar contingent features. The IASB added disclosure requirements for financial instruments with contingent features that do not relate directly to basic lending risks and costs and amended disclosures relating to equity instruments designated at fair value through other comprehensive income.

The amendments are effective for annual periods beginning on or after January 1, 2026, with early application permitted. Management is currently assessing the effect of these amendments on our financial statements.

Gold Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in thousands of United States dollars unless otherwise stated)

3. IFRS Pronouncement (continued)

3.2 IFRS 18 – Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18 Presentation and Disclosure of Financial Statements (IFRS 18), which replaces IAS 1, Presentation of Financial Statements. IFRS 18 introduces a specified structure for the income statement by requiring income and expenses to be presented into the three defined categories of operating, investing and financing, and by specifying certain defined totals and subtotals. Where company-specific measures related to the income statement are provided, IFRS 18 requires companies to disclose explanations around these measures, which are referred to as management-defined performance measures. IFRS 18 also provides additional guidance on principles of aggregation and disaggregation which apply to the primary financial statements and the notes. IFRS 18 will not affect the recognition and measurement of items in the financial statements, nor will it affect which items are classified in other comprehensive income and how these items are classified. The standard is effective for reporting periods beginning on or after January 1, 2027, including for interim financial statements. Retrospective application is required, and early application is permitted. Management is currently assessing the effect of this new standard on our financial statements.

4. Royalties, streaming and other mineral interests

	Streams on Production Stage Assets ($)	Royalties on Production Stage Assets ($)	Royalties on Development Stage Assets ($)	Royalties on Exploration and Resource Stage Assets ($)	Other mineral interests ($)	Total ($)
Balance at December 31, 2023	—	308,330	143,672	202,851	16,869	671,722
Additions	50,884	—	—	—	153	51,037
Disposal	—	—	—	—	(112)	(112)
Depletion	(314)	(2,890)	—	—	—	(3,204)
Land agreement proceeds	—	—	—	—	(1,663)	(1,663)
Transfers	—	16,132	(16,132)	—	—	—
Balance at December 31, 2024	50,570	321,572	127,540	202,851	15,247	717,780
Additions	—	—	—	2,246	11	2,257
Depletion	(364)	(145)	—	—	—	(509)
Land agreement proceeds	—	—	—	—	(327)	(327)
Transfers	—	—	—	17	(17)	—
Balance at June 30, 2025	50,206	321,427	127,540	205,114	14,914	719,201

Garrison Royalty Acquisition

On March 7, 2025, the Company acquired a 1.2% NSR royalty with respect to the Garrison Project, located near Timmins, Ontario and operated by STLLR Gold Inc. from certain third-party vendors at a consideration of $1,948 (C$2,800). Transaction costs amounting to $298 were recorded as part of the carrying value of the Garrison Royalty.

Land Agreement Proceeds

In the three and six months ended June 30, 2025, the Company received land agreement proceeds that were credited against mineral properties, which related to its royalty generator model of $214 (2024: $163) and $327 (2024: $1,213), respectively.

Cost of sales excluding depletion

During the three and six months ended June 30, 2025, the Company incurred copper streaming expenses, which are associated ongoing payments required to be made by the Company equal to 30% of the LME spot copper price of $216 (2024: $nil) and $361 (2024: $nil), respectively, relating to the Vareš copper stream.

During the three and six months ended June 30, 2025, the Company incurred net proceeds of minerals tax, which are applied to royalty revenue received from certain assets in Nevada, of $52 (2024: $nil) and $52 (2024: $nil), respectively.

Gold Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in thousands of United States dollars unless otherwise stated)

4. Royalties, streaming and other mineral interests (continued)

Summary Of Select Royalties and Stream

The following is a summary of selected royalties and a stream owned by the Company as of June 30, 2025:

Asset	Interest	Jurisdiction
Streams on Production Stage Assets:
Vareš Mine	100% Copper Stream	Bosnia and Herzegovina

Royalties on Production Stage Assets:
Borden Mine (1)	0.5% NSR	Ontario, Canada
Canadian Malartic Property (open pit) (1)	2.0% – 3.0% NSR	Québec, Canada
Cozamin Mine (1)	1.0% NSR	Zacatecas, Mexico
Côté Gold Mine (1)	0.75% NSR	Ontario, Canada
Isabella Pearl Mine (1)	0.375% Gross Revenue Royalty	Nevada, USA
Granite Creek	10% Net Profit Interest ("NPI")	Nevada, USA

Royalties on Development Stage Assets:
Canadian Malartic - Odyssey Project (1) (underground)	3.0% NSR	Québec, Canada
Borborema Project	2.0% NSR	Rio Grande do Norte, Brazil
REN - Carlin Mines	1.5% NSR	Nevada, USA
REN - Carlin Mines (NPI)	3.5% NPI	Nevada, USA

Royalties on Exploration and Resource Stage Assets:
Fenelon Gold Project	2.0% NSR	Québec, Canada

Note:

(1)
Royalty applies to only a portion of the property.

5. Long-term investment

As at June 30, 2025, long-term investment comprises $1,469 (C$2,000) (December 31, 2024: $1,390 (C$2,000)) representing a 12.5% equity interest in Prospector Royalty Corp. ("PRC"), a private company providing preferred access to a proprietary and digitized royalty database. The arrangement includes a royalty referral and granting opportunities to acquire certain royalties identified by PRC.

6. Gold-linked loan

On December 19, 2023 (the "Advance Date"), the Company entered into a definitive agreement with Borborema Inc. (the "Borrower"), providing the Borrower with project financing for its Borborema Project of $10,000. The loan is secured against certain assets of the Borrower, and bears interest at 110 ounces of gold per quarter, and is payable through cash settlement or physical delivery of gold. The Borrower has the option to prepay the loan with all interest accrued and unpaid after 24 months following the Advance Date. The Borrower will have the option to elect its choice of payment (the "Prepayment Option").

The loan is classified as a financial asset and measured at fair value through profit or loss in accordance with IFRS 9 Financial Instruments. The Prepayment Option has been accounted for as part of the fair value of the loan in accordance with IFRS 9 Financial Instruments. The fair value of the loan is remeasured on the reporting date and the change in fair value is recognized in the consolidated statements of loss and comprehensive loss.

As at June 30, 2025, the fair value of the loan has been estimated using a discounted cash-flow approach based on the following assumptions: risk-free interest rate of 3.43%, calibrated credit spread of 2.37%, estimated long-term gold price of $2,400 per ounce and expected volatility of gold of 14.72%. The Company recorded a fair value gain on the loan of $425 (2024: $311) and $715 (2024: $950) in change in fair value of gold-linked loan in the consolidated statements of loss and comprehensive loss for the three and six months ended June 30, 2025, respectively.

($)
Balance at December 31, 2023	10,139
Interest income credited against Gold-linked loan	(1,081)
Change in fair value during the year	1,681
Balance at December 31, 2024	10,739
Interest income credited against Gold-linked loan	(701)
Change in fair value during the period	715
Balance at June 30, 2025	10,753

Gold Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in thousands of United States dollars unless otherwise stated)

7. Bank loan

On February 24, 2025, the Company entered into an amended and restated credit agreement ("Credit Facility") with the Bank of Montreal and the National Bank of Canada to its existing Credit Facility. The amended and upsized Facility bears a reduced interest rate based on SOFR plus a margin of 3.00%, reflecting a 100 basis points interest rate reduction. The amended Credit Facility consists of a $30,000 secured revolving credit line, with an accordion feature allowing for up to an additional $45,000 in availability, subject to certain conditions, for a total of $75,000 of available capacity. The maturity date of the Credit Facility has been extended from March 31, 2027, to March 31, 2028. The outstanding balance as of June 30, 2025, was $27,287. The following outlines the movement of the bank loan from December 31, 2023 to June 30, 2025:

($)
Balance at December 31, 2023	10,031
Additional draw-down	15,000
Less: transaction costs and fees	(376)
Modification adjustment	(310)
Interest expense	2,053
Interest paid	(1,478)
Balance at December 31, 2024	24,920
Additional draw-down	2,000
Less: transaction costs and fees	(165)
Modification adjustment	(693)
Interest expense	1,247
Interest paid	(1,369)
Balance at June 30, 2025	25,940

8. Convertible debentures

On December 15, 2023, the Company completed a private placement of $40,000 aggregate principal amount of unsecured convertible debentures (the "Debentures") with Queen's Road Capital Investment Ltd. ("QRC") and Taurus Mining Royalty Fund L.P., a fund managed by Taurus Funds Management Pte Limited (collectively, the "Holders"). The Debentures are unsecured and bear interest at 10% per annum over a 5-year term, interest is payable 70% in cash and 30% in GRC Shares issuable at a price equal to the 20-day volume-weighted average trading price calculated at each interest payment date.

The Company identified the Debentures as compound financial instruments. In accordance with IFRS 9 Financial Instruments and IAS 32 Financial Instruments: Presentation, the liability component excluding the Redemption Option (the "Host Contract") are classified as debt instruments and are measured at amortized cost.

The Company will be entitled to redeem the Debentures at par within a period of fourteen days from the third anniversary of the date of the issuance of the Debentures. Should the Company exercise its right to redeem the Debentures during this period, the Holders are entitled to convert all of the outstanding Debentures into GRC Shares at a conversion price of US$1.73 (the "Redemption Option"). The Redemption Option is identified as an embedded derivative in accordance with IFRS 9 Financial Instruments and estimated at $1,951 on the issuance.

The Debentures will be convertible at the holder's option into GRC Shares at a conversion price of $1.90 (the "Conversion Option"). As the number of GRC Shares to be issued under the Conversion Option is determined as the converted amount of the Debentures divided by the fixed conversion price of $1.90, the Conversion Option was accounted for separately as equity instruments in accordance with IAS 32 Financial Instruments: Presentation. The Conversion Option was recognized at the residual amount after deducting from the fair value of the instrument as a whole the amount separately determined for the liability component, in accordance with IFRS 9 Financial Instruments.

On the issuance date, principal of $23,471 was allocated to the Host Contract, $1,951 was allocated to the Redemption Option as embedded derivative (Note 9) and the residual value of $14,578 was allocated to the Conversion Option as equity. A deferred tax liability of $2,309 related to the taxable temporary difference arising from the equity portion of the Debentures was recognized as an offset in equity. The Company incurred transaction costs and fees of $1,481 for the issuance of the Debentures, of which $943 was allocated as an reduction to the liability portion and the residual value of $538 was allocated as reduction to the Conversion Option as equity.

Gold Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in thousands of United States dollars unless otherwise stated)

8. Convertible debentures (continued)

The following outlines the movement of the Debentures balance from December 31, 2023 to June 30, 2025:

($)
Balance at December 31, 2023	22,763
Finance costs	5,968
Interest paid	(3,833)
Balance at December 31, 2024	24,898
Finance costs	3,187
Interest paid	(2,000)
Balance at June 30, 2025	26,085

9. Embedded derivative

The embedded derivative related to the Debentures (Note 8) was valued upon initial recognition at fair value of $1,951. At each reporting date, the change in fair value of the embedded derivatives is recognized in the consolidated statements of comprehensive loss.

The following outlines the movement of the embedded derivatives balance from December 31, 2023 to June 30, 2025:

($)
Balance at December 31, 2023	1,921
Change in fair value during the year	(612)
Balance at December 31, 2024	1,309
Change in fair value during the period	(280)
Balance at June 30, 2025	1,029

As at June 30, 2025, the fair value of the embedded derivative has been estimated using the White Hull one factor model based on the following assumptions: share price of $2.21, calibrated credit spread of 22.77%, expected interest rate volatility of 0.85% and mean reversion constant of 7.27%.

10. Equity

10.1 Common Shares

The authorized share capital of the Company consists of an unlimited number of common shares and an unlimited number of preferred shares issuable in series without par value.

During the three and six months ended June 30, 2025, the Company issued 185,951 and 468,116 GRC Shares, respectively, in satisfaction of vesting of RSUs ("Restricted Share Units") and debentures interest payment. 36,170 GRC Shares were issued upon exercise of share options during the three months ended June 30, 2025.

10.2 Restricted Share Units

During the three and six months ended June 30, 2025, the Company recognized share-based compensation expense of $445 (2024: $417) and $901 (2024: $920), respectively, related to RSUs.

The following outlines the movements of the Company's RSUs:

	Number of RSUs	Weighted Average Grant Price ($)
Balance at December 31, 2023	2,065,120	1.97
Granted	1,348,555	1.24
Vested	(738,244)	2.11
Forfeited	(95,156)	2.09
Balance at December 31, 2024	2,580,275	1.55
Vested	(69,783)	4.16
Forfeited	(53)	1.24
Balance at June 30, 2025	2,510,439	1.47

The Company classifies RSUs as equity instruments since the Company has the ability and intent to settle the awards in common shares. The compensation expense is calculated based on the fair value of each RSU as determined by the closing value of GRC Shares at the date of the grant. The Company recognizes compensation expenses over the vesting period of the RSUs.

Gold Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in thousands of United States dollars unless otherwise stated)

10. Equity (continued)

10.3 Reserves

The following outlines the movements of the Company's common share purchase warrants, share options, RSUs and convertible debentures:

	Reserves
	Warrants	Share Based Awards	Convertible Debentures	Total
	($)	($)	($)	($)
Balance at December 31, 2023	8,292	14,202	11,732	34,226
Vesting of RSUs	—	(1,551)	—	(1,551)
Exercise of share options - Golden Valley Abitibi Royalties Ltd	—	(301)	—	(301)
Bought deal offering:
Warrants issued for cash	1,003	—	—	1,003
Share-based compensation - share options	—	434	—	434
Share-based compensation - RSUs	—	1,873	—	1,873
Balance at December 31, 2024	9,295	14,657	11,732	35,684
Vesting of RSUs	—	(287)	—	(287)
Exercise of share options - Golden Valley Abitibi Royalties Ltd	—	(104)	—	(104)
Share-based compensation - share options	—	441	—	441
Share-based compensation - RSUs	—	901	—	901
Balance at June 30, 2025	9,295	15,608	11,732	36,635

Common Share Purchase Warrants

As at June 30, 2025, there were 1,430,000 Ely Warrants outstanding exercisable into 350,350 GRC Shares based on a 0.245 exchange ratio. The Ely Warrants have a weighted average exercise price is C$5.23 per GRC Share and with a weighted average remaining life of 0.42 years.

Share Options

The Company adopted a long-term incentive plan (the "LTIP") which provides that the Board of Directors may, from time to time, in its discretion, grant awards of restricted share units, performance share units, deferred share units and share options to directors, officers, employees and consultants. The aggregate number of common shares issuable under the LTIP in respect of awards shall not exceed 10% of the common shares issued and outstanding.

During the three and six months ended June 30, 2025, the Company recognized share-based compensation expense of $205 (2024: $30) and $441 (2024: $122), respectively, related to the share options.

The following outlines the movements of the Company's common share options:

	Number of options	Weighted Average Exercise Price ($)
Balance at December 31, 2023	7,766,211	3.31
Granted	2,094,450	1.24
Exercised - Golden Valley Abitibi Royalties Ltd.	(25,544)	1.29
Forfeited - Golden Valley Abitibi Royalties Ltd.	(111,342)	2.18
Balance at December 31, 2024	9,723,775	2.89
Exercised - Golden Valley Abitibi Royalties Ltd.	(36,170)	2.18
Forfeited - Golden Valley Abitibi Royalties Ltd.	(211,324)	2.40
Balance at June 30, 2025	9,476,281	2.90

The weighted average share price at the date of exercise of options exercised during the three and six months ended June 30, 2025 was $2.26 (2024: $1.38) and $2.26 (2024: $1.38), respectively.

Gold Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in thousands of United States dollars unless otherwise stated)

10. Equity (continued)

10.3 Reserves (continued)

Share Options (continued)

A summary of share options outstanding and exercisable as at June 30, 2025, are as follows:

	Options Outstanding			Options Exercisable
Exercise Price ($)	Number of Options Outstanding	Weighted Average Exercise Price ($)	Weighted Average Remaining Contractual Life (years)	Number of Options exercisable	Weighted Average Exercise Price ($)	Weighted Average Remaining Contractual Life (years)
1.00 to 1.99	3,812,409	1.27	2.99	2,765,184	1.29	2.44
2.00 to 2.99	2,299,355	2.58	2.41	2,299,355	2.58	2.41
3.00 to 3.99	17,514	3.06	1.89	17,514	3.06	1.89
4.00 to 4.99	842,003	4.86	1.24	842,003	4.86	1.24
5.00 and above	2,505,000	5.00	0.69	2,505,000	5.00	0.69
	9,476,281	2.90	2.08	8,429,056	3.11	1.79

11. Revenue

	For the three months ended June 30		For the six months ended June 30
	2025	2024	2025	2024
	($)	($)	($)	($)
Borden	285	126	469	305
Canadian Malartic	18	438	123	1,070
Côté Gold	1,052	106	1,571	106
Cozamin	299	272	600	524
Vareš	720	—	1,204	—
Borborema	853	588	1,594	1,137
Others	596	264	1,400	1,546
	3,823	1,794	6,961	4,688

During the three and six months ended June 30, 2025, others consist of land agreement proceeds of $245 (2024: $238) and $705 (2024: $1,240), advance mineral royalty payments received of $24 (2024: $25) and $361 (2024: $306). During the three and six months ended June 30, 2025, others also reflects the recognition of $326 (2024: $nil) and $326 (2024: $nil) in revenue in respect of royalties payable for prior periods after Nevada Select Royalty, Inc received a favorable judgment in a previously announced dispute with the operator of the Jerritt Canyon Mine regarding its per ton royalty interest.

12. General and administrative costs and project evaluations costs

	For the three months ended June 30		For the six months ended June 30
	2025	2024	2025	2024
	($)	($)	($)	($)
General and administrative costs:
Corporate administrative costs	457	775	1,138	1,933
Employee costs	1,071	467	1,851	1,200
Professional fees	293	400	634	750
	1,821	1,642	3,623	3,883
Depreciation	20	19	39	39
	1,841	1,661	3,662	3,922

During the three and six months ended June 30, 2025, included in project evaluation costs were professional fees of $nil (2024: $13) and $18 (2024: $32), respectively.

Gold Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in thousands of United States dollars unless otherwise stated)

12. General and administrative costs and project evaluations costs (continued)

Reclassification of share-based compensation

The Company has reclassified the share-based compensation previously presented as part of general and administrative costs in the condensed interim consolidated financial statements for the three and six months ended June 30, 2025 to share-based compensation. The reclassification is a presentation change within other operating income/(expenses) and has no impact on condensed interim consolidated statement of financial position, condensed interim consolidated statement of changes in equity or condensed interim consolidated statement of cash flows. The reclassification provides more relevant, reliable, comparable and understandable information on the Company's operating income/(expenses) and better aligns with accepted industry practices.

The following tables summarizes the effect of the restatement on the Company's previously reported condensed interim consolidated statement of loss:

	As previously reported	Reclassification	As reported
For the three months ended June 30, 2024	($)	($)	($)
General and administrative costs	2,120	(459)	1,661
Share-based compensation	—	459	459

	As previously reported	Reclassification	As reported
For the six months ended June 30, 2024	($)	($)	($)
General and administrative costs	4,976	(1,054)	3,922
Share-based compensation	—	1,054	1,054

13. Finance costs

	For the three months ended June 30		For the six months ended June 30
	2025	2024	2025	2024
	($)	($)	($)	($)
Interest expense on bank loan	621	422	1,247	758
Interest expense on convertible debentures	1,057	1,052	2,113	2,099
Accretion of convertible debentures	555	426	1,074	821
Interest expense on lease liabilities	3	5	7	11
	2,236	1,905	4,441	3,689

14. Financial instruments

The Company's financial instruments consist of cash and cash equivalents, short-term and long-term investments, gold-linked loan, accounts receivable, accounts payable and accrued liabilities, lease obligation, bank loan, convertible debentures and embedded derivatives.

The Company uses the following hierarchy for determining and disclosing fair value of financial instruments:

•
Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.
•
Level 2: other techniques for which all inputs have a significant effect on the recorded fair value which are observable, either directly or indirectly.
•
Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

Gold Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in thousands of United States dollars unless otherwise stated)

14. Financial instruments (continued)

	As at June 30, 2025
	Level 1	Level 2	Level 3	Total
	($)	($)	($)	($)
Recurring measurements
Financial assets at FVTPL
Short-term investments	180	—	—	180
Gold-linked loan	—	—	10,753	10,753
Financial assets at FVOCI
Long-term investments	—	—	1,469	1,469
Financial liabilities at FVTPL
Embedded derivative	—	—	(1,029)	(1,029)
	180	—	11,193	11,373

	As at December 31, 2024
	Level 1	Level 2	Level 3	Total
	($)	($)	($)	($)
Recurring measurements
Financial assets at FVTPL
Short-term investments	214	—	—	214
Gold-linked loan	—	—	10,739	10,739
Financial assets at FVOCI
Long-term investments	—	—	1,390	1,390
Financial liabilities at FVTPL
Embedded derivative	—	—	(1,309)	(1,309)
	214	—	10,820	11,034

There were no transfers between the levels of the fair value hierarchy during the six months ended June 30, 2025.

The Company's short-term investments are initially recorded at fair value and subsequently revalued to their fair market value at each period end based on inputs such as quoted equity prices. The Company's short-term investments are measured at fair value on a recurring basis and classified as level 1 within the fair value hierarchy.

The fair value of the gold-linked loan is classified as Level 3 and is determined based on a discounted cash flow approach, which includes significant inputs not based on observable market data such as long-term gold price and expected volatility of gold.

The Company's long-term investment is initially recorded at fair value and subsequently revalued to its fair market value at each period end based on inputs such as quoted equity prices. The fair value of the long-term investment is classified as Level 3 and measured based on data such as the price paid by arm's length parties in recent transactions.

The fair value of the embedded derivative related to the convertible debentures is classified as Level 3 and is determined using the White Hull one factor model, which includes significant inputs not based on observable market data such as expected credit spread.

The fair value of the Company's other financial instruments, which include cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities approximate their carrying values due to their short term to maturity. Bank loan, convertible debentures, and lease obligations are measured at amortized cost. The fair value of the bank loan and lease obligations approximate their carrying values as their interest rates are comparable to current market rates. The fair value of the convertible debentures approximates their carrying values as there were not significant changes in economic and risk parameters or assumptions related to the convertible debentures since the issuance.

Gold Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in thousands of United States dollars unless otherwise stated)

14. Financial instruments (continued)

14.1 Financial risk management objectives and policies

The financial risk arising from the Company's operations are credit risk, liquidity risk, currency risk, equity price risk and interest rate risk. These risks arise from the normal course of operations and all transactions undertaken are to support the Company's ability to continue as a going concern. The risks associated with financial instruments and the policies on how the Company mitigates these risks are set out below. Management manages and monitors these exposures to ensure appropriate measures are implemented in a timely and effective manner.

14.2 Credit risk

Credit risk is the risk of an unexpected loss if a customer or third-party to a financial instrument fails to meet its contractual obligations. Credit risk for the Company is primarily associated with the Company's bank balances, accounts receivable and gold-linked loan. The Company mitigates credit risk associated with its bank balances by holding cash with Schedule I chartered banks in Canada and their US affiliates. The Company's maximum exposure to credit risk is equivalent to the carrying value of its cash and cash equivalents in excess of the amount of government deposit insurance coverage for each financial institution, and the carrying amount of its accounts receivable and gold-linked loan. In order to mitigate its exposure to credit risk, the Company closely monitors its financial assets.

14.3 Liquidity risk

Liquidity risk is the risk that the Company will not be able to settle or manage its obligations associated with financial liabilities. To manage liquidity risk, the Company closely monitors its liquidity position and ensures it has adequate sources of funding to finance its projects and operations. The Company's working capital (current assets less current liabilities) as at June 30, 2025, was $2,570 compared to $2,012 as at December 31, 2024. The Company's accounts payable and accrued liabilities are expected to be realized or settled, respectively, within a one-year period.

The Company's future profitability will be dependent on the royalty income to be received from mine operators. Royalties are based on a percentage of the minerals, or the products produced, or revenue or profits generated from the property which is typically dependent on the prices of the minerals the property operators are able to realize. Mineral prices are affected by numerous factors such as interest rates, exchange rates, inflation or deflation and global and regional supply and demand. In managing liquidity risk, the Company takes into account the anticipated cash flows from operating activities and its holding of cash and short-term investments. The Company believes it has the adequate liquidity to meet its obligations and to finance its planned activities.

As at June 30, 2025, the Company has the following contractual obligations, including payments due for each of the next five years and thereafter:

	Payments Due by Period
	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
	($)	($)	($)	($)	($)
Lease obligations	250	97	153	—	—
Revolving credit facility - principal	27,287	—	27,287	—	—
Revolving credit facility - interest	5,713	2,073	3,640	—	—
Convertible debentures - principal	40,000	—	—	40,000	—
Convertible debentures - interest	14,167	4,000	8,000	2,167	—
	87,417	6,170	39,080	42,167	—

14.4 Currency risk

The Company is exposed to foreign exchange risk when the Company undertakes transactions and holds assets and liabilities in currencies other than its functional currency. The Company entered into offsetting put and call options to mitigate foreign exchange risk exposure on certain of its assets denominated in Mexican Pesos. The currency risk on the Company's cash and cash equivalents, short-term investments, other receivables, accounts payable and accrued liabilities and lease obligations are minimal.

14.5 Equity price risk

The Company is exposed to equity price risk associated with its investments in other mining companies. The Company's short-term investments consisting of common shares are exposed to significant equity price risk due to the potentially volatile and speculative nature of the businesses in which the investments are held. Based on the Company's short-term investments held as at June 30, 2025, a 10% change in the market price of these investments would have an impact of approximately $13 on net loss. The Company is not exposed to significant equity price risk related to its marketable securities.

Gold Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in thousands of United States dollars unless otherwise stated)

14. Financial instruments (continued)

14.6 Interest rate risk

The Company's exposure to interest rate risk arises from the impact of interest rates on its cash and secured revolving credit facility, which bear interest at fixed or variable rates. The interest rate risks on the Company's cash balances are minimal. The Company's secured revolving credit facility bears interest at a rate determined by reference to the U.S. dollar Base Rate plus a margin of 2.00% or Adjusted Term SOFR plus a margin of 3.00%, as applicable and an increase (decrease) of 10 basis point in the applicable rate of interest would not have a significant impact on the net loss for the six months ended June 30, 2025. The Company's lease liability is determined using the interest rate implicit in the lease and an increase (decrease) of 10 basis points would not have a significant impact on the net loss for the six months ended June 30, 2025.

15. Related party transactions

15.1 Related Party Transactions

QRC, an entity whose Chief Executive Officer is also a director of the Company, subscribed for $30,000 principal amount of the Debentures in the Company's convertible debenture financing completed in December 2023. During the three and six months ended June 30, 2025, the Company incurred finance costs of $1,209 (2024: $1,108) and $2,390 (2024: $2,190), respectively, under such Debentures held by QRC.

Related party transactions are based on the amounts agreed to by the parties. During the six months ended June 30, 2025, the Company did not enter into any contracts or undertake any commitment with any related parties other than as described herein.

15.2 Transactions with Key Management Personnel

Key management personnel are individuals responsible for planning, directing and controlling the activities of an entity. Total management salaries and directors' fees incurred for services provided by key management personnel of the Company for the three and six months ended June 30, 2025 are as follows:

	For the three months ended June 30		For the six months ended June 30
	2025	2024	2025	2024
	($)	($)	($)	($)
Management salaries	496	313	794	630
Directors' fees	50	52	98	110
Share-based compensation	480	306	987	734
	1,026	671	1,879	1,474

16. Operating segments

Revenue by geographical region, including revenues derived from the royalties, streaming and other mineral interests, are determined by the location of the mining operations giving rise to the royalties, streaming and other mineral interests. For the three and six months ended June 30, 2025 and 2024, revenue were earned from the following jurisdictions:

	For the three months ended June 30		For the six months ended June 30
	2025	2024	2025	2024
	($)	($)	($)	($)
Revenue by geographical region:
Bosnia and Herzegovina	720	—	1,204	—
Canada	1,354	670	2,163	1,481
USA	597	264	1,400	1,546
Brazil	853	588	1,594	1,137
Mexico	299	272	600	524
	3,823	1,794	6,961	4,688

Gold Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in thousands of United States dollars unless otherwise stated)

16. Operating segments (continued)

Non-current assets by geographical region

Except for the streaming interest located in Bosnia and Herzegovina and royalties on gold projects located in the USA, Brazil, Mexico, Colombia, Peru and Turkey, substantially all of the Company's assets and liabilities are held in Canada. The following table summarizes the Company's non-current assets by geographical region, as at June 30, 2025 and December 31, 2024. Geographical region of royalties, streaming and other mineral interests are determined by the location of the properties related to the royalties, streaming and other mineral interests.

	As at	As at
	June 30, 2025	December 31, 2024
	($)	($)
Non-current assets by geographical region as of:
Bosnia and Herzegovina	50,206	50,572
Canada	447,296	444,975
USA	197,412	197,751
Brazil	32,003	31,990
Mexico	6,131	6,356
	733,048	731,644

17. Subsequent events

Partial disposition of investment in associate

On July 11, 2025, the Company completed the sale of 12,000,000 common shares in Val-d'Or Mining Corp ("VZZ"), in which the Company owned 25,687,444 common shares (representing a 27.22% equity interest) as at June 30, 2025, to a certain third party for a consideration of $438 (C$600). Subsequent to the sale, the Company's equity interest in VZZ was reduced to 15.94%. Such retained interests will be accounted for as financial assets and subsequently measured at fair value through profit or loss, in accordance with IFRS 9 Financial Instruments.